Filed by EQT Corporation

(Commission File No. 1-3551)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Rice Energy Inc.

Commission File No. for Registration Statement

on Form S-4 filed by EQT Corporation: 333-219508

The following communication was distributed to EQT shareholders beginning on October 19, 2017.

Vote FOR the Acquisition of Rice Energy Increased Value for Shareholders A Stronger, More Efficient Company Greater Future Optionality Your Vote is Important! USING THE WHITE PROXY CARD, PLEASE VOTE “FOR” ALL AGENDA ITEMS. FOLLOW THE EASY INSTRUCTIONS TO VOTE TODAY BY TELEPHONE, INTERNET OR MAIL!

In June, EQT announced a compelling transaction to acquire Rice Energy Inc. Rice has an outstanding footprint that is largely contiguous to our existing acreage position and complements our pipeline infrastructure systems. Rice represents a pivotal strategic opportunity for EQT to have an unmatched asset position – and world-class inventory – in one of the most prolific natural gas basins in the United States. As a combined entity with Rice, we expect to be well-positioned to capture significant operating efficiencies, improve overall well economics, and deliver stronger returns to shareholders. Moreover, a successful transaction closing enhances our ability to unlock the value of our midstream assets and improves the competitive positioning of EQT’s key businesses – in turn, increasing optionality in driving shareholder value creation going forward. Superior, Sustainable Long-Term Shareholder Value IMPROVED UPSTREAM RETURNS, DRIVEN BY THE CONSOLIDATION OF COMPLEMENTARY ACREAGE POSITIONS • • • Development of adjacent acreage leads to longer laterals and improves overall economics Application of best-practice technologies from two leading operators in Appalachia Enhanced scale and efficiencies will lower the procurement costs of goods and services ATTRACTIVE FINANCIAL COMBINATION • • • • Acquiring one of the lowest-cost natural gas E&P operators in the United States Immediately accretive to cash flow per share in excess of 20% in 2018, and 30% in 2019 Accretive to net value of assets per share Anticipate maintaining EQT’s investment-grade rating SIGNIFICANT SYNERGIES IDENTIFIED, ALONG WITH ADDITIONAL LONG-TERM OPPORTUNITIES • Expected expense synergies driven by capital efficiencies and reduction of G&A costs • Positioned to achieve additional synergies through improved well designs, acceleration of midstream growth projects, and increased access to premium markets ENHANCED MIDSTREAM GROWTH OUTLOOK • Complementary infrastructure footprint allows for optimization of future midstream expansion opportunities • A larger scale upstream position would support incremental pipeline projects and drive long-term infrastructure growth

The Rice Acquisition Adds Extensive Undeveloped Inventory and Improves Economics for Increased Returns to EQT Shareholders

	Current		Expected Post-Merger	Benefits to EQT
Net Marcellus Acres	813,000	→	1,000,000	Enhanced resource base in most prolific natural gas basin in U.S.
Core Net Marcellus Acres	483,000	→	670,000	Overlapping acreage in core operating area drives synergies potential
Core Marcellus Undeveloped Drilling Locations	2,700	→	3,700	Adding drilling inventory with higher returns
2017E Production	833 Bcfe	→	1,300 Bcfe	Pro forma the largest producer of natural gas in the U.S.
2016 Proved Reserves	13.5 Tcfe	→	17.5 Tcfe	Large reserve base supports investment grade credit rating

Enhanced Opportunities to Create Value Post-Merger

Addressing sum-of-the-parts (SOTP) discount is a top priority

- ☑ The combined company should be in a superior position to address the SOTP discount
- ☑ Rice acquisition expected to close in the fourth quarter 2017
- ☑ Immediately upon closing, EQT's Board will establish a Committee to evaluate SOTP options
- ☑ EQT's Board to announce SOTP decision by the end of the first quarter 2018

The EQT Board of Directors unanimously approved the Rice transaction and recommends shareholders use the enclosed **WHITE** proxy card to vote by telephone, Internet or mail **"FOR"** all agenda items **TODAY**.

Vote TODAY! If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies: INNISFREE M&A INCORPORATED TOLL-FREE at (877) 717-3930 (from the U.S. and Canada) or (412) 232-3651 (from other locations) Cautionary Statement Regarding Forward-Looking Information This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, EQT’s and Rice’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to EQT’s acquisition and integration of acquired businesses and assets; the cost of defending EQT’s intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the acquisition and integration of Rice successfully; the possibility of litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www. riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. Important Additional Information In connection with the proposed transaction, EQT has filed with the SEC a registration statement on Form S-4 that contains a joint proxy statement of EQT and Rice and also constitutes a prospectus of EQT. The registration statement was declared effective by the SEC on October 12, 2017 and EQT and Rice commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about October 12, 2017. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC by EQT can be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700. Copies of the documents filed with the SEC by Rice can be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200.s.” Participants in the Solicitation EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K. Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus of EQT and Rice and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.